Exhibit 99.4

FORM OF SHARE TRANSFER AGREEMENT

THIS SHARE TRANSFER AGREEMENT, made as of     , 2022 (“Execution Date”) by and among Wolter Global Investment Limited, a limited liability company incorporated in British Virgin Islands (“Wolter Global”, as the “Seller”), and Scienjoy Inc., a limited liability company incorporated in Cayman Islands (“Scienjoy”, as the “Buyer”).

WITNESSETH:

WHEREAS, Wolter Global is the sole shareholder of Golden Shield Enterprises Limited (the “Target Company”), a limited liability company incorporated in British Virgin Islands，and holding 50,000 ordinary shares of the Target Company (the “Shares”);

WHEREAS, Scienjoy is a subsidiary of Scienjoy Holding Corporation (“SHC”), a company incorporated in British Virgin Islands;

WHEREAS, SHC, the Seller and certain other parties have entered into the Share Acquisition Framework Agreement (the “Acquisition Agreement”) on December 29, 2021, pursuant to which SHC will designate Scienjoy to purchase all Shares held by Wolter Global in the Target Company;

WHEREAS, in connection with the consummation of the transactions contemplated by the Acquisition Agreement, the parties hereto desire to enter into this Agreement.

NOW, THEREFORE, in consideration of the agreements and representations contained in this Agreement, the parties agree as follows:

1. Purchase and Sale of the Share. The Buyer hereby agrees to purchase from the Seller and the Seller hereby agrees to sell to the Buyer the Shares, subject to the terms and conditions hereinafter set forth for a consideration as set forth in Acquisition Agreement. On the Execution Date or such other date the parties may mutually agree on, the parties shall execute an Instrument of Transfer in the form attached as Exhibit A, and the Seller (or cause the Target Company) shall deliver the Buyer a certified true copy of register of members of the Target Company reflecting Buyer’s ownership of the Shares.

2. Delivery of Certificates. The certificate(s) representing the Shares purchased hereunder shall be delivered directly to the Buyer within three (3) business days after the Execution Date.

3. Title to Shares. The Seller represents and warrants that it has good and marketable title to the Shares and that it is the registered owner of the Shares; the Shares are free and clear of any lien, encumbrance, security agreement, claim, restriction on sale or transfer (other than restrictions imposed by applicable securities laws), preemptive right, option or any other claim by any person other than the registered owner thereof and that the Seller is entitled to sell the Shares to the Buyer.

4. Purchase Entirely for Own Account. This Agreement is made with the Buyer in reliance upon the Buyer’s representation, which by the Buyer’s execution of this Agreement the Buyer hereby confirms, that the Shares to be purchased by the Buyer (collectively, the “Securities”) will be acquired for investment for the Buyer’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Buyer have no present intention of selling, granting any participation in, or otherwise distributing the same, except in accordance with federal and state securities law.

5. Governing Law and Dispute Resolution. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of PRC, without regard to its choice of law rules. Any dispute, controversy or difference between the Parties arising out of, in connection with or relating to this Agreement shall be resolved through arbitration pursuant to Section 11 of the Acquisition Agreement.

6. Termination. In the event that the transaction contemplated under the Acquisition Agreement is terminated or cancelled, the Buyer shall transfer all the Shares to Seller without any consideration, and parties shall take all necessary actions to complete the formalities regarding such share transfer.

7. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one instrument.

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IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of the date first above written.

SELLER

Wolter Global Investment Limited

By:
Name:
Title:

BUYER

Scienjoy Inc.

By:
Name:
Title: